

September 5, 2013

<u>Via E-Mail</u>
Michael S. Paquette
Chief Financial Officer
Blue Capital Reinsurance Holdings Ltd.
94 Pitts Bay Road
Pembroke HM 08, Bermuda
P.O. Box 2079
Hamilton, Bermuda, HMHX

> **Re: Blue Capital Reinsurance Holdings Ltd.**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted August 9, 2013**
> **CIK No. 0001582086**

Dear Mr. Paquette:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Please note that where we provide examples or references to portions of your filing to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filings that we have not cited as examples, please make the appropriate changes elsewhere in the filing in accordance with our comments.

2. Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

3. Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If you will use any additional graphic, visual or photographic information in the printed prospectus, please provide us a proof of each such item for our review prior to its use. Please note that we may have comments regarding this material.

4. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Summary
Our Relationship with the Managers, page 6

5. You state in your description of your agreements with the Investment Manager and the Reinsurance Manager here and on page 58 of the prospectus that you believe the terms of those agreements to be "arm's-length." However, as you describe in your risk factor on page 28, these agreements were negotiated between related parties, and may not be as favorable to you as if they had been negotiated with an unaffiliated third party. Accordingly, it is not appropriate to describe the terms as "arm's length." Please revise your prospectus to remove all statements characterizing the terms of these agreements as arm's-length.

Risk Factors
"Technology breaches or failures of the Managers' information technology…" page 19

6. To the extent the Managers have experienced any material data breaches, interruptions or failures, please revise this risk factor to describe or provide examples of such events.

"We will primarily enter into fully collateralized reinsurance contracts…" page 20

7. Please revise this risk factor to disclose that you do not intend to obtain financial strength ratings.

"We are thinly capitalized, have limited resources and may become insolvent…" page 23

8. Please revise this risk factor to state for what period of time you expect the proceeds of this offering to be sufficient to make payment of our projected expenses and liabilities.

"We have not yet identified any specific reinsurance opportunities…" page 24

9. We note your statement on page 47 that you expect the proceeds of this offering and the concurrent private placement to provide sufficient cash to fund your operations for the next twelve months. Please explain how you will continue to fund operations if you expect to deploy all of the net proceeds during the nine-month period following the offering.

Contractual Obligations and Commitments, page 47

10. Please revise your disclosure to clarify that this discussion excludes amounts payable under the Investment Management Agreement, the Underwriting and Insurance Management Agreement, and the Administrative Services Agreement.

Business
Our Strategy, page 58

11. Please revise your discussion of the Managers' portfolio management to explain briefly what you mean by "attractive conditions" of classes where you will seek to write more business.

Historical Montpelier Loss Ratio, page 64

12. You state here and in your risk factor on page 19 that your business strategy and portfolio allocation may be materially different from and not necessarily comparable to those of Montpelier and that Montpelier's results are not necessarily indicative of your own future performance. Given these potentially significant differences, Montpelier's performance indicators do not appear to be relevant and may ultimately be confusing to potential investors. Accordingly, please revise your prospectus to remove any discussion of Montpelier's loss ratios and the related peer comparison.

Management
Board of Directors, page 73

13. You state that your board of directors currently consists of five members. However, you only identify your Chairman and two other directors. Please revise your disclosure to clarify this apparent discrepancy.

Certain Relationships and Related Party Transactions
Service Agreements with Montpelier—Administrative Services Agreement, page 80

14. Please revise your description of this agreement to disclose whether there are any fees payable under the agreement other than reimbursement of fees, expenses, and other costs incurred.

<u>Glossary of Industry and Other Terms, page 108</u>

    15. Please revise your glossary of terms to include a definition of the term "correlation risk."

<u>Exhibit Index, page II-4</u>

    16. Please file a copy of the form of lock-up agreement, when it becomes available.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

        Please contact Amy Reischauer at (202) 551-3793 or me at (202) 551-3715 with any other questions.

        Sincerely,

        /s/ Jeffrey P. Riedler

        Jeffrey P. Riedler
        Assistant Director

cc: <u>Via E-Mail</u>
        Craig F. Arcella
        Cravath, Swaine & Moore LLP
        825 Eighth Avenue
        New York, NY 10019